SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 2)(1)

                           Great Lakes REIT, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                                 390752 10 3
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                               (CUSIP Number)


                               Alan S. Pearce
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York 10104
                          Tel. No.:  (212) 541-2000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 17, 1997
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           (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages
PAGE
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CUSIP No. 390752 10 3               13D                  Page 2 of 5 Pages

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wellsford Karpf Zarrilli Ventures, L.L.C.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    76,923
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    76,923
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,923
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .444%
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14   TYPE OF REPORTING PERSON*

     OO
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PAGE

     This Amendment No. 2 to Schedule 13D is being filed by Wellsford Karpf Zarrilli Ventures, L.L.C. ("WKZV"), relating to the shares of Common Stock, par value $.01 per share (the "Common Shares") of Great Lakes REIT Inc., a Maryland corporation ("Great Lakes"). This Amendment No. 2 amends the
Schedule 13D originally filed by WKZV on August 30, 1996, and amended by WKZV on July 2, 1997.

Item 2.   Identity and Background.

     Item 2 is restated in its entirety to read as follows:

     This Schedule 13D is being filed by WKZV, a Delaware limited liability company, with a principal business and principal office located at c/o Edward Lowenthal, 13 Ackerman Road, Saddle River, New Jersey 07458. WKZV was formed for the purpose of entering into a Stock Purchase Agreement, dated as of August 20, 1996, to purchase Common Shares and certain other shares of Great Lakes, and to acquire, own, manage, transfer and otherwise deal in and with such shares of Great Lakes and any securities received in exchange therefor or as a distribution to the holders thereof.

     The sole members (the "Members") of WKZV are: (i) Mr. Edward Lowenthal ("Lowenthal"), with a business address at c/o Wellsford Real Properties, Inc., 610 Fifth Avenue, New York, New York 10020, (ii) Mr. Jeffrey H. Lynford ("Lynford"), with a business address at c/o Wellsford Real Properties, Inc., 610 Fifth Avenue, New York, New York 10020, (iii) Mr. Steven A. Karpf ("Karpf"), with a business address at c/o Fremont Realty Capital, LP, 375 Park Avenue, Suite 3101, New York, New York 10152 and (iv) Mr. Frederick P. Zarrilli ("Zarrilli"), with a business address at c/o Fremont Realty Capital, LP, 375 Park Avenue, Suite 3101, New York, New York 10152. The business and affairs of WKZV are managed and directed by Messrs. Lynford, Lowenthal, Karpf and Zarrilli, each of whom is a citizen of the United States.

     Edward Lowenthal and Jeffrey H. Lynford are President and Chairman of the Board, respectively, of Wellsford Real Properties, Inc. ("Wellsford"), a Maryland corporation engaged in the acquisition, rehabilitation, development, financing and management of real estate. The address of Wellsford is 610 Fifth Avenue, New York, New York 10020. Steven A. Karpf and Frederick P. Zarrilli are each Managing Directors of Fremont Realty Capital, LP, a California limited partnership, engaged in real estate merchant banking. The address of Fremont Realty Capital, LP is 375 Park Avenue, Suite 3101, New York, New York 10152.

     Neither WKZV nor, to the knowledge of WKZV, any of the Members, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in the Securities of the Issuer

     Item 5 is restated in its entirety to read as follows:

                              Page 3 of 5 Pages
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     By reason of the distribution in kind made by WKZV as described more fully in Item 6 below, WKZV currently owns 76,923 Common Shares, constituting approximately .444% of the outstanding Common Shares. WKZV ceased to be the beneficial owner of more than 5% of the class of Common Stock on December 17, 1997. WKZV has sole voting and dispositive power with respect to the Common Shares currently owned by WKZV.

     Other than the Common Shares owned by WKZV, the Members beneficially own the following Common Shares: Mr. Lynford beneficially owns 10,630 Common Shares (approximately .06% of the outstanding Common Shares), with respect to all of which he has sole voting and dispositive power; Mr. Lowenthal beneficially owns 20,630 Common Shares (approximately .12% of the outstanding Common Shares), including the right to acquire 10,000 Common Shares, with respect to all of which he has sole voting and dispositive power; Mr. Karpf beneficially owns 13,755 Common Shares (approximately .08% of the outstanding Common Shares), with respect to all of which he has sole voting and dispositive power; Mr. Zarrilli beneficially owns 18,504 Common Shares (approximately .11% of the outstanding Common Shares), with respect to all of which he has sole voting and dispositive power.

     Other than the distribution in kind made by WKZV described in Item 6 below, neither WKZV nor, to the knowledge of WKZV, any of the Members, has effected any transaction in the Common Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The second to last paragraph of Item 6 is hereby deleted and is replaced in its entirety with the following paragraphs:

     Pursuant to the Operating Agreement of WKZV, a majority of the Managers have the power to vote the shares of Great Lakes held by WKZV and to sell, transfer or otherwise dispose of the shares of Great Lakes held by WKZV.

     A Registration Statement on Form S-11 filed by Great Lakes covering the Common Shares then held by WKZV was declared effective by the Securities and Exchange Commission in December, 1997.

     Effective December 17, 1997, WKZV made a distribution in kind of an aggregate of 923,077 Common Shares to the Class A Members of WKZV in accordance with the terms of the operating agreement of WKZV, as follows:

     Class A Member                                 Number of Shares

     Jeffrey H. Lynford                                  10,630
     Edward Lowenthal                                    10,630
     Steven A. Karpf                                     12,755
     Frederick P. Zarrilli                                8,504
     Blackacre Holdings, L.L.C.                         770,487
     William M. Cockrum Trust dated 8/1/79                7,338

                              Page 4 of 5 Pages
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     The Du Bois Childrens Trust                          7,338
     B-B Associates                                      27,408
     540 Associates, LLC                                 37,424
     Victor H. Potamkin Charitable Trust                 15,281
     Thomas R. Teague                                     7,641
     John R. Carmichael III                               7,641

     Thereafter, such members ceased to be Class A Members of WKZV and the Class B Members of WKZV, consisting of Messrs. Lowenthal, Lynford, Karpf and Zarrilli, became the sole members of WKZV. The 76,923 Common Shares retained by WKZV are all pledged to Emigrant Savings Bank, a New York Banking corporation, to secure loans made by Emigrant Savings Bank to Messrs. Lowenthal, Lynford, Karpf and Zarrilli, the proceeds of which were contributed to WKZV.

Item 7.   Material to be Filed as Exhibits

          Exhibit 7.1 Written Consent of Members of Wellsford Karpf Zarrilli Ventures, L.L.C.

     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 22, 1998


                              WELLSFORD KARPF ZARRILLI
                                VENTURES, L.L.C.



                              By:    /s/ Edward Lowenthal
                                 ---------------------------------
                                      Name: Edward Lowenthal
                                      Title:  Manager


                              Page 5 of 5 Pages
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